Exhibit 2.3

AMENDMENT NO. 2 TO

RECAPITALIZATION AGREEMENT

AMENDMENT NO. 2, dated as of April 21, 2005 (this “Amendment”), to the Recapitalization Agreement, effective as of December 23, 2004, by and among New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P., Deltek Systems, Inc. (“Deltek”), the holders of all outstanding shares of stock of Deltek and Kenneth E. deLaski, in his capacity as Shareholders’ Representative, as amended (the “Agreement”).

WHEREAS, the parties desire to amend the Agreement in certain respects;

WHEREAS, Section 11.8 of the Agreement provides that the Agreement may be amended by an instrument in writing signed by Buyers and the Shareholders’ Representative;

NOW THEREFORE, in consideration of the premises and the agreements contained in this Amendment, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Amendments.

1.1.	The fourth “Whereas” clauses included in the Recitals is hereby amended and restated as follows:

WHEREAS, at the Closing, Deltek will use the funds received from Buyers, from the Management Sale and from its borrowings under the Credit Agreement, and will also issue $25,000,000 in aggregate principal amount of Debentures to Kenneth E. deLaski, to (i) repurchase from the Shareholders an amount of Common Stock that will result in the Shareholders and Management Members (following the Management Sale) collectively owning an aggregate of 25% of the equity and voting power of all outstanding shares of Capital Stock of Deltek (exclusive of the Series A Preferred Stock) immediately following the Closing and (ii) make certain payments to holders in respect of the outstanding stock appreciation rights under Deltek’s stock appreciation plan;

1.2.	The fifth “Whereas” clauses included in the Recitals is hereby amended and restated as follows:

WHEREAS, concurrently with the Closing, Deltek will sell, and the Management Members will purchase, the Management Shares at a price per share equal to the per share price to be received by the Shareholders pursuant to Section 2.3 for the Redeemed Shares, as determined in accordance with Exhibit I (the “Management Sale”);

1.3.	Section 1.1 of the Agreement is hereby amended by adding thereto the following definition:

“Deferred Amount” has the meaning set forth in Section 2.9.

1.4.	Section 1.1 of the Agreement is hereby amended by adding thereto the following definition:

“Management Investment Amount” means the amount of $2,290,000, representing the aggregate amount being paid by the Management Members for the Management Shares.

1.5.	The definition of “Management Shares” included in Section 1.1 of the Agreement is hereby amended and restated as follows:

“Management Shares” means the shares of Common Stock to be sold to the Management Members by Deltek in connection with the Management Sale, as set forth in the Shareholder Certificate.

1.6.	The definition of “Permitted Cash Distribution Amount” included in Section 1.1 of the Agreement is hereby amended and restated as follows:

“Permitted Cash Distribution Amount” means an amount equal to the excess, if any, of (x) the average Daily Cash Balance over the 11 Business Days immediately preceding the day before the Closing Date, over (y) the sum of the amount of (i) any accrued and unpaid bonuses and commissions for fiscal year 2004 as of the close of business on the Business Day immediately preceding the Closing Date, including the employer’s portion of any Taxes attributable to the payment of such amounts, and (ii) the employer’s portion of the Hospital Insurance (Medicare) Tax under the Federal Insurance Contributions Act attributable to the Closing SAR Payment.

1.7.	The definition of “Proportionate Amount of Prepaid Fees” included in Section 1.1 of the Agreement is hereby amended and restated as follows:

“Proportionate Amount of Prepaid Fees” means the balance of any lump sum up front payment of royalties or license fees (exclusive of maintenance fees and development fees) for license rights to Cognos Corporation, Actuate Corporation or BEA Systems, Inc. (collectively, “Vendors”) Software products paid by Deltek to such Vendors after the Effective Date but prior to March 31, 2005, pursuant to a license agreement or amendment (e.g., add-on quote) to an existing license agreement with any such Vendor entered into after the Effective Date, that remain available for use on and after March 31, 2005, calculated, with respect to each Software product, as the total amount of any such lump sum payment of royalties or license fees paid less the amount of such royalties or license fees that would have been utilized (i.e., due to such Vendor, but for the lump sum payment) for Software products sold by Deltek after the Effective Date through March 31, 2005.

1.8.	The definition of “Redemption Consideration” included in Section 1.1 of the Agreement is hereby amended and restated as follows:

“Redemption Consideration” means $301,500,000 plus (i) the Management Investment Amount, plus (ii) the amount of any Contingent Payments required by Section 2.4, less (iii) the Net Closing SAR Payment.

1.9.	Section 2.2(b)(ii) of the Agreement is hereby amended and restated as follows:

(ii) Immediately upon the receipt of the Investment Amount and the amounts borrowed by Deltek under the Credit Agreement, Deltek shall redeem, and the Shareholders shall sell, assign, convey and transfer to Deltek, free and clear of all Liens, the Redeemed Shares in exchange for the Redemption Consideration, of which $301,500,000, plus the Management Investment Amount, less the Net Closing SAR Payment and less the Deferred Amount (the “Closing Portion of the Redemption Consideration”), shall be payable at the Closing, the Contingent Payments shall be payable in accordance with Section 2.4 and the Deferred Amount shall be payable in accordance with Section 2.9.

1.10.	Section 2.3(b)(iii) of the Agreement is hereby amended and restated as follows:

(iii) The amount of $276,500,000, plus the Management Investment Amount, less the Escrow Payment, less the Net Closing SAR Payment and less the Deferred Amount, shall be paid to the Shareholders’ Representative by wire transfer of immediately available funds to an account or accounts designated by the Shareholders’ Representative, which amount shall be distributed by the Shareholders’ Representative to the Shareholders pro rata in proportion to the Shareholders’ Proportionate Interests (after taking into account the receipt by Kenneth E. deLaski of the $25,000,000 Debenture in partial payment of the Closing Portion of the Redemption Consideration owed to Mr. deLaski and the future receipt by Kenneth E. deLaski of the Deferred Amount).

1.11.	The following new Section 2.9 is hereby added to the Agreement:

Section 2.9 Deferred Payment. On the earlier of (x) the date that is 60 days after the Closing Date and (y) such other date agreed to by Deltek and the NMP Entities, Deltek shall pay to Kenneth E. deLaski the amount of $2,000,000 (the “Deferred Amount”) by wire transfer of immediately available funds to an account designated by Mr. deLaski.

1.12.	The following new subsection (c) is hereby added to Section 5.1:

(c) The Shareholders shall cause Deltek and its Subsidiaries not to, and Deltek shall not and shall cause its Subsidiaries not to, on the Business Day immediately prior to the Closing Date, make any cash payments other than payments of trade payables made in the ordinary course of business.

1.13.	Section 5.23 is hereby amended and restated as follows:

No later than two (2) Business Days prior to the Closing Date, Deltek shall deliver to Buyers for their review and approval (which will not be unreasonably withheld or delayed), a certificate (such certificate, as approved by Buyers, the “Shareholder Certificate”) which shall set forth (i) the identities of the Management Members participating in the Management Sale, (ii) the amount of Management Shares to be purchased by each such Management Member set forth opposite such Management Member’s name, and (iii) the amount of Redeemed Shares to be redeemed from each Shareholder set forth opposite such Shareholder’s name.

1.14.	Section 7.6 is hereby deleted in its entirety.

1.15.	The address for Buyers included in Section 11.4 is hereby amended and restated as follows:

c/o New Mountain Capital, LLC

787 Seventh Avenue, 49th Floor

New York, NY 10019

Attn: Alok Singh

Fax: (212) 582-2277

SECTION 2. Status as a Transaction Document. The parties hereto agree that this Amendment shall be a “Transaction Document” for purposes of the Agreement.

SECTION 3. Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Agreement shall remain in full force and effect in all respects.

SECTION 4. Counterparts. This Amendment may be executed by facsimile signatures and in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

SECTION 5. Governing Law. This Amendment shall in all respects be governed by, and construed in accordance with, the laws (excluding conflict of laws rules and principles) of the State of New York applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance.

IN WITNESS WHEREOF, each of the undersigned have caused this Amendment to be duly executed and delivered in its name and on its behalf, all as of the day and year first above written.

NEW MOUNTAIN PARTNERS II, L.P.
By:	New Mountain Investments II, L.L.C. its general partner

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.
By:	New Mountain Investments II, L.L.C. its general partner

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.
By:	New Mountain Investments II, L.L.C. its general partner

	By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

/s/ Kenneth E. deLaski
Kenneth E. deLaski, in his capacity as Shareholders’ Representative